

Crescent Point Announces Strategic Montney Acquisition

March 28, 2023 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce that it has entered into an agreement (the "Agreement") with Spartan Delta Corp. ("Spartan") to acquire Spartan's oil and liquids-rich Montney assets in Alberta for $1.7 billion in cash (the "Transaction" or "Acquisition").

"Over the past five years, we have fundamentally rebuilt and strengthened Crescent Point," said Craig Bryksa, President and CEO of Crescent Point. "As a result of our efforts, and after closing this transaction, our asset base will include significant inventory depth in both the Kaybob Duvernay and the Montney, while also maintaining significant low-decline assets in Saskatchewan that provide additional excess cash flow. The Montney acquisition is immediately accretive to our per share metrics, enhances our return of capital to shareholders, and is aligned with our long-term strategy to focus on high quality, scalable resource plays that meet our defined asset criteria. These assets include over 20 years of drilling locations and increase our total corporate inventory of premium locations to 15 years. The acquired lands are also situated in the volatile oil fairway with similar resource characteristics to our adjacent Kaybob Duvernay play, where we have demonstrated significant operational excellence."

KEY HIGHLIGHTS

- Acquisition adds 600 Montney locations in Alberta, or over 20 years of premium drilling inventory.
- Immediately accretive to excess cash flow per share by 20 percent, resulting in a higher return of capital for shareholders.
- Maintaining commitment to return approximately 60 percent of excess cash flow to shareholders, including the base dividend.
- Pro-forma leverage ratio of 1.3 times adjusted funds flow at closing and 1.0 times at year-end 2023.
- Targeting additional non-core asset dispositions over time to further optimize portfolio.

STRATEGIC RATIONALE AND ASSET OVERVIEW

Key attributes of the acquired assets include the following:

- Approximately 38,000 boe/d (55% oil and liquids) with attractive netbacks generating significant excess cash flow;
- Total drilling inventory of 600 net Montney locations, providing over 20 years of inventory to sustain current production levels;
- Approximately 235,000 net acres of contiguous land with Montney rights in Alberta within the Gold Creek and Karr area;
- Consolidated land base that is primarily Crown with a high average working interest of 96 percent;
- Situated in the volatile oil fairway with attractive reservoir characteristics, including pay thickness and permeability;
- Key infrastructure and well licenses in place to support future development plans;
- Adjacent to Crescent Point's Kaybob Duvernay assets, providing opportunity for operational efficiencies;
- $1.7 billion of tax pools to further enhance long-term excess cash flow generation; and
- Low Scope 1 emissions intensity of less than 0.01 tCO_2e/boe.

Type wells for the acquired assets are expected to payout in approximately 10 months from the initial on-stream date, based on wells booked by the independent engineers and assuming current commodity prices. These wells are also economic at low commodity prices with break-evens below US$40/bbl WTI. Returns and economics from these wells rank in the top quartile within the Company's portfolio, along with the Kaybob Duvernay asset, providing additional flexibility within its capital allocation framework. Crescent Point will seek to further enhance these returns over time, as it has done when entering other resource plays.

Upon closing, the Company's pro-forma decline rate is expected to remain below 30 percent. Crescent Point plans to manage the acquired Montney assets in a disciplined manner, maintaining a conservative production profile and targeting a low decline rate to maximize long-term excess cash flow generation and return of capital for shareholders.

Pro-forma this Acquisition, the Company's total inventory of premium locations will increase to 15 years, based on the long-term development plans for its assets.

The Transaction is anticipated to close during second quarter 2023, subject to regulatory approvals and customary closing conditions.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to specified financial measures including: excess cash flow, excess cash flow per share, adjusted funds flow, adjusted funds flow per share, leverage ratio, discretionary excess cash flow, total return of capital, recycle ratio, base dividend and net debt. Refer to the Specified Financial Measures section in this press release for further information. Significant related assumptions and risk factors, and reconciliations are described under the Specified Financial Measures and Forward-Looking Statements sections of this press release.

ACCRETION AND RETURN OF CAPITAL TO SHAREHOLDERS

The Acquisition is expected to be immediately accretive on all per share metrics. In the 12-month period following the closing of the Acquisition, adjusted funds flow and excess cash flow per share are expected to increase by approximately 20 percent.

Based on this expected accretion, this Acquisition is also immediately accretive to the Company's total return of capital offering. The Company's long-term return of capital profile has also been enhanced through this Acquisition with a significant addition of new premium drilling locations.

In addition to its base dividend, Crescent Point will continue to return 50 percent of its discretionary excess cash flow to its shareholders, or approximately 60 percent of its excess cash flow.

Crescent Point's goal is to increase its base dividend over time, as part of its framework that targets dividend sustainability at lower commodity prices. The Company expects to revisit its base dividend as it continues to strengthen its balance sheet. Share repurchases remain Crescent Point's current preferred method for additional return of capital, after its base dividend.

This Transaction is also accretive to Crescent Point's Proved plus Probable ("2P") net asset value per share by approximately seven percent, based on year-end 2022 independent engineering pricing.

TRANSACTION METRICS

Based on production of approximately 38,000 boe/d and assuming US$70/bbl to US$75/bbl WTI and $3.50/mcf AECO, the Transaction metrics are as follows:

- 3.2 to 3.4 times annual net operating income;

- $44,740 per flowing boe; and

- $8.23 per boe of 2P reserves of 206.7 MMboe, as assigned by the independent evaluator McDaniel & Associates Consultants Ltd. Including approximately $1.7 billion of undiscounted future development capital, the Acquisition equates to $16.47 per boe of 2P reserves, resulting in a recycle ratio of approximately 2.2 to 2.3 times.

The net present value ("NPV") of the Proved ("1P") and 2P reserves of the acquired assets total approximately $1.6 billion and $2.4 billion respectively, based on year-end 2022 independent engineering pricing. The reserves attributed to the acquired assets are based on 163 net booked locations, or approximately 25 percent of the total 600 internally identified net locations.

BALANCE SHEET AND FINANCIAL FLEXIBILITY

The $1.7 billion purchase price for the Acquisition will be paid in cash, which is expected to be funded through the Company's existing credit facilities. To provide additional liquidity, Crescent Point has also implemented a new two-year revolving credit facility for $400 million. At closing, the Company's unutilized credit capacity is expected to total approximately $850 million.

Crescent Point's pro-forma leverage ratio is expected to be approximately 1.3 times adjusted funds flow at closing and 1.0 times at year end 2023, based on US$75/bbl WTI. Under a lower price scenario of US$65/bbl WTI, the Company expects to exit 2023 with a leverage ratio of less than 1.3 times.

In addition to the significant excess cash flow generation that the Company will utilize to pay down debt, Crescent Point will also seek to further strengthen its balance sheet through a disciplined disposition strategy. Under this strategy, the Company will pursue the potential sale of one or more of its assets. In aggregate, Crescent Point is looking to reduce its net debt by approximately $1.0 billion over the next 12 months. Crescent Point's long-term goal is to maintain significant balance sheet strength, targeting a leverage ratio of less than 1.0 times in a low commodity price environment.

Based on current commodity contracts in place, Crescent Point has hedged over 10 percent of its pro-forma production for the remainder of 2023 with additional hedges extending into 2024. The Company will remain disciplined in its approach to layering on additional protection in the context of commodity prices.

UPDATED 2023 GUIDANCE AND FIVE-YEAR OUTLOOK

Crescent Point's revised 2023 annual guidance, which incorporates the impact of the Acquisition following the closing date, includes annual average production of 160,000 to 166,000 boe/d and development capital expenditures of $1.15 to $1.25 billion. This budget, including the base dividend, continues to be fully funded at approximately US$50/bbl WTI for the remainder of the year.

The revised 2023 capital expenditures budget incorporates approximately $150 million of development capital expenditures associated with the newly acquired assets. Crescent Point plans to manage the Montney assets by drilling approximately 25 wells per year, which requires approximately $250 million of annual capital expenditures, inclusive of facilities and infrastructure spending.

The Company's production forecast in its five-year plan is now expected to grow to 195,000 boe/d by 2027. This forecast is expected to generate approximately $3.6 billion to $5.2 billion of cumulative excess cash flow ($6.53 to $9.57 per share), at US$65/bbl to US$75/bbl WTI, representing an increase of approximately 20 percent in comparison to its prior outlook. Crescent Point's Kaybob Duvernay and Montney assets are expected to represent approximately 45 percent of the Company's pro-forma total production at closing and increasing to approximately 60 percent within its five-year plan. This plan remains disciplined with a continued focus on returns and long-term sustainability.

FINANCIAL ADVISORS

RBC Capital Markets is acting as financial advisor to Crescent Point on the Transaction and has provided a verbal opinion to Crescent Point's Board of Directors to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by Crescent Point pursuant to the Transaction is fair from a financial point of view to Crescent Point. BMO Capital Markets and Scotiabank are acting as strategic advisors to Crescent Point.

The Bank of Nova Scotia and Royal Bank of Canada are acting as Co-lead Arrangers and Joint Bookrunners on the Company's new revolving credit facility.

CONFERENCE CALL DETAILS

Crescent Point management will host a conference call on Tuesday, March 28, 2023 at 6:30 a.m. MT (8:30 a.m. ET) to discuss the announced Acquisition. A slide deck will accompany the conference call and can be found on Crescent Point's website.

Participants can listen to this event online via webcast. The conference call can be accessed without operator assistance by registering online to receive an instant automated call back. Alternatively, the conference call can be accessed with operator assistance by dialing 1-888-390-0605. The webcast will be archived for replay and can be accessed on Crescent Point's conference calls and webcasts webpage. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2023 GUIDANCE

	Prior	Revised
Total Annual Average Production (boe/d) [1]	138,000 – 142,000	160,000 – 166,000

Capital Expenditures		
Development capital expenditures ($ millions)	$1,000 - $1,100	$1,150 - $1,250
Capitalized administration ($ millions)	$40	$40
Total ($ millions) [2]	$1,040 - $1,140	$1,190 - $1,290

Other Information for 2023 Guidance		
Reclamation activities ($ millions) [3]	$40	$40
Capital lease payments ($ millions)	$20	$20
Annual operating expenses ($/boe)	$14.25 - $15.25	$13.75 - $14.75
Royalties	13.75% - 14.25%	13.25% - 13.75%

1) The revised total annual average production (boe/d) is comprised of approximately 75% Oil, Condensate & NGLs and 25% Natural Gas

2) Land expenditures and net property acquisitions and dispositions are not included. Revised development capital expenditures is allocated as follows: approximately 90% drilling & development and 10% facilities & seismic

3) Reflects Crescent Point's portion of its expected total budget

RETURN OF CAPITAL OUTLOOK

Base Dividend	
Current quarterly base dividend per share	$0.10
Additional Return of Capital	
% of discretionary excess cash flow [1] [2]	50%

1) Discretionary excess cash flow is calculated as excess cash flow less base dividends

2) This % is part of a framework that targets to return up to 50% of discretionary excess cash flow to shareholders

Specified Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow" (equivalent to "adjusted funds flow from operations"), "adjusted funds flow per share", "excess cash flow", "discretionary excess cash flow", "excess cash flow per share", "net debt" and "net debt to adjusted funds flow" (equivalent to "net debt to adjusted funds flow from operations" and "leverage ratio"), "base dividends", "total return of capital" and "recycle ratio". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the year ended December 31, 2022, which section is incorporated herein by reference, and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. There are no significant differences in the calculations between historical and forward-looking specified financial measures.

The most directly comparable financial measure for adjusted funds flow from operations, excess cash flow and discretionary excess cash flow disclosed in the Company's primary financial statements is cash flow from operating activities, which for the year ended December 31, 2022, was $2.19 billion. The most directly comparable financial measure for net debt disclosed in the Company's financial statements is long-term debt, which for the year ended December 31, 2022, was $1.44 billion. The most directly comparable financial measure for base dividends disclosed in the Company's primary financial statements is dividends declared, which for the year ended December 31, 2022 was $200.6 million. For the year ended December 31, 2022, adjusted funds flow from operations, excess cash flow, discretionary excess cash flow, net debt and base dividends were $2.23 billion, $1.15 billion, $1.00 billion, $1.15 billion and $152.2 million, respectively.

Excess cash flow and discretionary excess cash flow forecasted for 2023 to 2027 are forward-looking non-GAAP measures and are calculated consistently with the measures disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the year ended December 31, 2022.

Excess cash flow per share is a non-GAAP ratio and calculated as excess cash flow divided by the number of shares outstanding. Excess cash flow per share presents a measure of financial performance to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth. This measure is based on current shares outstanding.

Adjusted funds flow per share is a supplementary financial measure and is calculated as adjusted funds flow divided by the number of shares outstanding. This measure is based on current shares outstanding.

Total return of capital is a supplementary financial measure and is comprised of base dividends, special dividends and share repurchases, adjusted for the timing of special dividend payments.

Recycle ratio is a non-GAAP ratio and is calculated as operating netback before hedging divided by FD&A costs. Recycle ratios may not be comparable year-over-year given significant changes executed over the last three years. Recycle ratio is a common metric used in the oil and gas industry and is used to measure profitability on a per boe basis.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Notice to US Readers

The oil and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of "probable reserves" (as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable, as defined in NI 51-101. Accordingly, "proved reserves" and "probable reserves" disclosed in this news release may not be comparable to US standards, and in this news release, Crescent Point has disclosed reserves designated as "proved plus probable reserves". Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Consequently, Crescent Point's reserve estimates and production volumes in this news release may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts. All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: Crescent Point's long-term strategy; Crescent Point's inventory depth, decline rate, excess cash flow and other expected characteristics following closing of the Transaction; the acquired assets' characteristics, including but not limited to over 20 years of premium drilling locations and the increase to the Company's inventory of premium locations to approximately 15 years, based on the long-term development plan for its assets; goal of approximately $1.0 billion of debt reduction over the next 12 months, including asset dispositions; commitment to balance sheet strength; commitment to return approximately 60 percent of excess cash flow to shareholders expected accretion; Crescent Point will continue to return 50 percent of its discretionary excess cash flow to its shareholders, including the base dividend; five-year plan production growing to 195,000 boe/d by 2027, generating $3.6 to $5.2 billion ($6.53 to $9.57 per share) of cumulative excess cash flow at US$65/bbl to US$75/bbl WTI; leverage ratio of 1.3 times adjusted funds flow at closing and 1.0 times at year-end 2023; additional non-core asset dispositions over time; key infrastructure and well licenses in place to support future development plans; opportunity for operational efficiencies; timing for payout of type wells in the Montney, assuming current commodity prices; Montney wells are economic at low commodity prices with break-evens of below US$40/bbl WTI; returns form the acquired assets and enhancing them over time; the Company's pro-forma decline rate upon closing; plans to manage the acquired Montney assets in a disciplined manner with a conservative production profile to target a low decline rate and maximize long-term excess cash flow generation and return of capital for shareholders; the Transaction's anticipated closing date; NPV of the acquired assets; the Acquisition is expected to be immediately accretive on all per share metrics; in the 12-month period following the closing of the Acquisition, adjusted funds flow and excess cash flow per share are expected to increase by approximately 20 percent; long-term return of capital profile has also been enhanced through this Acquisition; funding of purchase price; expectations for new term debt facility; under a lower price scenario of US$65/bbl WTI, the Company expects to exit the year with a leverage ratio of less than 1.3 times; Crescent Point's long-term debt goal of maintaining significant balance sheet strength, and targeting a leverage ratio of less than 1.0 times in a low commodity price environment; the extent of hedges, plans and expectations; development expenditures capital budget continues to be fully funded for the remainder of the year at approximately US$50/bbl WTI, including the base dividend; revised 2023 capital expenditures budget incorporates approximately $150 million of development capital expenditures associated with the newly acquired assets; Crescent Point plans to manage the Montney assets including expected wells drilled and related annual capital expenditures; Kaybob Duvernay and Montney assets pro-forma corporate total production at closing and portion within five-year plan; continued focus on returns and long-term sustainability; Crescent Point's goal to continually increase its base dividend over time, as part of its framework that targets dividend sustainability at lower commodity prices; revisiting base dividend as balance sheet strengthens; and Crescent Point's 2023 production and development capital expenditures guidance; and other information for Crescent Point's 2023 guidance, including capitalized administration, reclamation activities, capital lease payments, annual operating expenses and royalties; and return of capital outlook, including base dividend, and the additional return of capital targeted as a percentage of discretionary excess cash flow.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2022. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2022 which is accessible at www.sedar.com and EDGAR (accessible at www.sec.gov/edgar) and further supplemented by Material Change Reports, as applicable.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2022 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2022, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2022, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources" and "Guidance". In addition, risk factors include: transactional risks, financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; uncertainty regarding the benefits and costs of acquisitions and dispositions; failure to complete acquisitions and dispositions; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general, including as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Included in this press release are Crescent Point's 2023 guidance in respect of capital expenditures and average annual production and five-year plan information which are based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results. The Company's return of capital framework is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this presentation, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Reserves and Drilling Data

Where applicable, a barrels of oil equivalent ("boe") conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

This press release contains metrics commonly used in the oil and natural gas industry, including "recycle ratio", "future development capital", and "payout". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release. Management uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare the Company's performance over time; however, such measures are not reliable indicators of the Company's future performance, which may not compare to the Company's performance in previous periods, and therefore should not be unduly relied upon.

Recycle ratio is calculated as operating netback divided by finding and development (F&D) costs. Management uses recycle ratio for its own performance measurements and to provide shareholders with measures to compare the Company's performance over time.

Future development capital reflects the best estimate of the cost required to bring undeveloped proved and probable reserves on production. Changes in FDC can result from acquisition and disposition activities, development plans or changes in capital efficiencies due to inflation or reductions in service costs and/or improvements to drilling and completion methods.

Payout is the point at which all costs associated with leasing, exploring, drilling and operating have been recovered from the production of a well. It is an indication of profitability.

Certain terms used herein but not defined are defined in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), CSA Staff Notice 51-324 – Revised Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities ("CSA Staff Notice 51-324") and/or the COGE Handbook and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101, CSA Staff Notice 51-324 and the COGE Handbook, as the case may be.

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

The estimates for reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation. This press release contains estimates of the net present value of the Company's future net revenue from our reserves. Such amounts do not represent the fair market value of our reserves. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

Net asset value (NAV) or 2P NAV is a snapshot in time as at year-end, and is based on the Company's, or the acquired assets', reserves evaluated using the independent evaluators' forecast for future prices, costs and foreign exchange rates. NAV is calculated on a before tax basis and is the sum of the present value of proved and probable reserves based on three evaluators' average (McDaniel, GLJ Ltd. and Sproule Associates Ltd.) December 31, 2022 escalated price forecast, the fair value for the Company's oil and gas hedges based on such December 31, 2022 escalated price forecast, and less outstanding net debt.

The acquired assets production of 38,000 boe/d consists of 40% light crude oil, 13% NGLs and 47% shale gas.

The reserve data provided in this news release presents only a portion of the disclosure required under National Instrument 51-101. This press release discloses approximately 600 net drilling locations associated with the acquired assets, of which 163 are booked as proved plus probable and approximately 437 are not booked at year-end 2022. This press release references over 20 years of inventory in the Montney play and approximately 15 years of premium locations in corporate inventory, which amounts include booked and unbooked locations.

NI 51-101 includes condensate within the product type of natural gas liquids. The Company has disclosed condensate separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that presenting the two commodities separately provides a more accurate description of its operations and results therefrom. This press release discloses potential net drilling locations, which are not yet booked. The Company's ability to drill and develop these locations and the drilling locations on which the Company actually drills wells depends on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes. As a result of these uncertainties, there can be no assurance that the potential future drilling locations that the Company has identified will ever be drilled and, if drilled, that such locations will result in additional crude oil, natural gas or NGLs produced. As such, the Company's actual drilling activities may differ materially from those presently identified, which could adversely affect the company's business.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.